

June 21, 2010

Justin Farry
Chief Financial Officer
GreenHouse Holdings, Inc.
5171 Santa Fe Street, Suite I
San Diego, CA 92109

      Re: **GreenHouse Holdings, Inc.**
               Item 4.01 Form 8-K
               Filed March 17, 2010
               Amendment No. 1 to Item 4.01 Form 8-K
               Filed June 7, 2010
               File No. 333-156611

Dear Mr. Farry:

      We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             William H. Thompson
                             Accounting Branch Chief